# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CANTALOUPE, INC., CIK 0000896429
CUSIP: 138103106
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 100 Deerfield Lane, Suite 300, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 06/15/2025
Filed by CIK 0001652522
Persons authorized to receive notices and communications: Douglas L. Braunstein, Hudson Executive Capital LP, c/o White & Case LLP, 1221 6th Avenue, New York, New York (NY), 10020, (212) 521 8495; with copy to: Richard M. Brand, White & Case LLP, 1221 6th Avenue, New York, New York (NY), 10020, (212) 819 8200

## Reporting persons
- Hudson Executive Capital LP (CIK 0001652522): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 48,678; shared voting power 9,270,694; sole dispositive power 48,678; shared dispositive power 9,270,694; aggregate amount beneficially owned 9,319,372 (12.76% of the class)
  Comment: (1) Calculated based on 73,058,462 shares of outstanding common stock, no par value, of the Issuer, as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission ("SEC") on May 8, 2025.
- HEC Management GP LLC: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,319,372; sole dispositive power 0; shared dispositive power 9,319,372; aggregate amount beneficially owned 9,319,372 (12.76% of the class)
  Comment: (2) Calculated based on 73,058,462 shares of outstanding common stock, no par value, of the Issuer, as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 8, 2025.
- Douglas L. Braunstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 20,212; shared voting power 9,319,372; sole dispositive power 20,212; shared dispositive power 9,319,372; aggregate amount beneficially owned 9,339,584 (12.78% of the class)
  Comment: (3) Calculated based on 73,058,462 shares of outstanding common stock, no par value, of the Issuer, as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: CANTALOUPE, INC.
Address of issuer's principal executive offices: 100 Deerfield Lane, Suite 300, Malvern, Pennsylvania (PA), 19355
Comment:
This Amendment No. 14 to Schedule 13D (this "Amendment No. 14") relates to the Schedule 13D filed on May 20, 2019 (the "Initial 13D" and, as amended and supplemented through the date of this Amendment No. 14, collectively, the "Schedule 13D") by the Reporting Persons, relating to the common stock, no par value (the "Common Stock"), of Cantaloupe, Inc., a company organized under the laws of the State of Pennsylvania (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 14 shall have the meanings set forth in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the shares of Common Stock. The principal executive offices of the Issuer are located at 100 Deerfield Lane, Suite 300, Malvern, Pennsylvania 19355.

Hudson Executive Capital LP, a Delaware limited partnership ("Hudson Executive"), beneficially owns an aggregate of 9,319,372 shares of Common Stock representing approximately 12.76% of the issued and outstanding shares of Common Stock. HEC Management GP LLC, a Delaware limited liability company ("Management GP"), beneficially owns an aggregate of 9,319,372 shares of Common Stock representing approximately 12.76% of the issued and outstanding shares of Common Stock. Douglas L. Braunstein, a citizen of the United States of America, beneficially owns an aggregate of 9,339,584 shares of Common Stock representing approximately 12.78% of the issued and outstanding shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The information provided in Item 6 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 5(a) and 5(b) are each hereby amended and supplemented to incorporate by reference the information provided in the cover pages and in response to Item 1 of this Amendment No. 14.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

Merger Agreement

Pursuant to the Agreement and Plan of Merger, dated as of June 15, 2025 (the "Merger Agreement"), by and among the Issuer, 365 Retail Markets, LLC, a Delaware limited liability company ("Parent"), Catalyst Holdco I, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Holdco"), Catalyst Holdco II, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdco ("Holdco II") and Catalyst MergerSub Inc., a Delaware corporation and a wholly-owned subsidiary of Holdco II ("Merger Subsidiary"), subject to the terms and conditions thereof, Merger Subsidiary will merge with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly-owned, indirect subsidiary of Parent.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain of the Reporting Persons entered into a Voting and Support Agreement with Parent (the "Voting Agreement"). Pursuant to the Voting Agreement, certain Reporting Persons (solely in their and their representatives' capacity as a stockholder of the Issuer) agreed to, among other matters, vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. The Voting Agreement will terminate upon the earliest of, among other occurrences: (i) the Effective Time (as defined in the Merger Agreement); (ii) the date on which the Merger Agreement is validly terminated; and (iii) the date of any modification, waiver or amendment to any provision of the Merger Agreement effected without the Reporting Persons' consent that (A) decreases the amount or changes the form of Merger Consideration (as defined in the Merger Agreement), (B) extends the End Date (as defined in the Merger Agreement) or (C) imposes any additional conditions on consummation of the Merger. In addition, the Voting Agreement contains certain restrictions on transfer of Subject Securities (as defined in the Voting Agreement) held by the Reporting Persons party thereto.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Voting Agreement, a copy of which is attached as Exhibit 99.1 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

99.1. Form of Voting Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on June 16, 2025).

## Signatures
- Hudson Executive Capital LP: /s/ Douglas L. Braunstein, Douglas L. Braunstein, Managing Member (06/16/2025)
- HEC Management GP LLC: /s/ Douglas L. Braunstein, Douglas L. Braunstein, Managing Member (06/16/2025)
- Douglas L. Braunstein: /s/ Douglas L. Braunstein, Douglas L. Braunstein (06/16/2025)